Exhibit 16

April 15, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Ladies and Gentlemen:

We have read the statements made by ThermoEnergy Corporation under Item 4.01 of its Current Report on Form 8-K dated April 15, 2010. We agree with the statements concerning our Firm in such Current Report; we are not in a position to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statement concerning the material weaknesses in internal control over financial reporting included in the seventh paragraph of such Item 4.01, we had considered such matter in determining the nature, timing and extent of procedures performed in our audits of the registrant’s 2008 and 2009 consolidated financial statements.

Very truly yours,

/s/ Kemp & Company, a Professional Association
Little Rock, Arkansas